Exhibit 21.1

Subsidiaries of the Registrant
Name	State/Country of Organization or Incorporation
M/A-COM Auto Solutions Inc.	Delaware
M/A-COM Tech (Nevada), Inc.	Nevada
M/A-COM Tech Asia, Inc.	Taiwan
MACOM Technology Solutions (Bangalore) Private Limited	India
M/ACOM Technology Solutions (Cork) Limited	Ireland
M/A-COM Technology Solutions (Holding) Company Limited	Ireland
M/A-COM Technology Solutions International Limited	Ireland
M/A-COM Technology Solutions (UK) Limited	Northern Ireland
M/A-COM Technology Solutions HKG, Limited	Hong Kong
M/A-COM Technology Solutions Inc.	Delaware
Mimix Broadband Pty Limited	Australia
Optomai, Inc.	Delaware
M/A-COM Technology Solutions (Shanghai) Company Limited	China